[redacted]

14049556

AB
3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Williams, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street - 53rd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven T. Grant — 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/25/14

OATH OR AFFIRMATION

I, Steven T. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Williams, L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

NOTARIAL SEAL
ERIN M SPILLANE
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Sep 15, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2013

GRANT WILLIAMS, L.P.
DECEMBER 31, 2013

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To the General Partner
Grant Williams, L.P.

Report on the Financial Statements

We have audited the accompanying financial statements of Grant Williams, L.P., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also

includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams, L.P. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 14, 2014

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 26,670
Receivable from Clearing Organization	26,841
Deposit with Clearing Organization	334,959
Other Commissions Receivable	6,839
Securities Owned, at Market Value	1,365,176
Accrued Interest Receivable	13,068
Property and Equipment – at Cost, Net	5,626
Other Assets	80,014
TOTAL ASSETS	$ 1,859,193

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Payable to Clearing Organization	$ 1,398,009
Accounts Payable and Accrued Expenses	82,311
TOTAL LIABILITIES	1,480,320
Liabilities Subordinated to Claims of General Creditors	726,000
Partners' Capital	(347,127)
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,859,193

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Trading Income	$ 378,050
Investment Advisory Fees	162,231
Investment Banking	167,500
Commissions	108,760
Interest Income	44,560
Total revenue	861,101
Expenses:	
Guaranteed Payments to Partners	$ 124,993
Employees' Compensation and Benefits	447,006
Clearance Fees	68,675
Communications and Data Processing	79,604
Regulatory Fees	30,787
Depreciation	5,012
Interest	63,521
Occupancy	41,246
Other Operating Expenses	240,304
Total expenses	1,101,148
Net (Loss)	$ (240,047)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net Loss	$ (240,047)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,012
(Increase) decrease in operating assets:	
Receivable from clearing broker	28,978
Clearing deposit	259,060
Securities owned at market value	353,395
Other commissions receivable	20,946
Prepaid Expense	341
Other assets	19,566
Increase (decrease) in liabilities:	
Payable to clearing broker	(353,128)
Accounts payable, accrued expenses	(57,014)
Notes Payable	(3,211)
Total adjustments	273,945
Net cash provided by operating activities	33,898
Cash flows from investing activities:	
Purchase of Equipment	(5,518)
Net cash used in investing activities	(5,518)
Cash flows from financing activities:	
Partner's Withdrawals	(32,497)
Net cash used in financing activities	(32,497)
Net increase in cash	672
Cash at beginning of year	30,115
Cash at end of year	$ 30,787
Supplemental cash flow disclosures:	
Interest payments	$ 63,521

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

	Partners' Capital
Balance – Beginning of Year	$ (74,584)
Capital Contributions	-0-
Capital Withdrawals	(32,497)
Net Loss	(240,046)
Balance – End of Year	$ (347,127)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated Borrowings at January 1, 2013	$ 726,000
Proceeds from subordinated notes	0
Repayment of subordinated notes	0
Subordinated Borrowings at December 31, 2013	$ 726,000

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

All proprietary securities transactions, and the applicable profits and losses arising from these transactions are reported on a trade date basis. Marketable securities are stated at market ("marked-to-market") value. The resulting unrealized gain or loss is included in operations.

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(f) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

(g) Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect managements own assumptions.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivables from the clearing organization represent agency commissions earned net of clearing costs and fees. Payables to the clearing organization represent the net cash debit balance in proprietary accounts and are collateralized by securities owned by the Company. To the extent payables to the clearing organization exceed the balance in proprietary accounts, the clearing organization adjusts the clearing deposit requirement to ensure adequate collateralization.

NOTE 3 – SECURITIES OWNED

Marketable securities owned consist of trading debt securities recorded at market values, as follows:

	Owned
Federal, state and municipal obligations	$1,365,176

All securities owned are classified as Level 2 securities.

NOTE 4 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements with limited partners at December 31, 2013, are listed in the following:

Subordinated Notes, 9 percent, due May 31, 2016	$ 301,000
Subordinated Notes, 9 percent, due March 31, 2015	75,000
Subordinated Notes, 5 percent, due April 30, 2015	350,000
Total	$ 726,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 – EXPENSE SHARING AGREEMENT

The Company and Clark Capital Management Group, Inc. ("CCMG"), companies under common control, share office space at the Company's main address. The Company and CCMG entered into a renewable Expense Sharing Agreement whereby the Company pays a monthly fee to CCMG for the use of office space, computers, equipment and office supplies. On January 1, 2013, the Company and CCMG renewed the Agreement for a period of one year to expire December 31, 2013 at the monthly rate of $3,275.00. Although the Agreement specifies a one year term, it may be terminated by either party by providing one month's notice. Total rent and office usage expense for 2013 was $39,300. On January 28, 2014, the Company and CCMG entered into a new Expense Sharing Agreement on a month to month basis for the use of office space, computers, equipment and office supplies. This agreement may be terminated by either party by providing one months notice. Total rent and office usage expense for 2014 is $2,350 per month. Also in the Agreement is $3,330 per month for the value of compliance services for an employee of CCMG for services rendered to the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company and CCMG have entered into a solicitor referral arrangement pursuant to SEC Rule 206(4)-3, through which employees of the Company solicit clients to participate in the investment advisory activities of CCMG. CCMG paid the Company $104,865 in solicitor fees for this service during 2013.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company is engaged in various trading and brokerage activities whose counterparties primarily consist of broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin accounts balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2013, was $807,390. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities include the execution and settlement of various customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligation to pay for securities purchased or deliver securities to settle sale transactions. These customer omissions could expose the Company to the risk of loss if the Company were required to purchase or sell securities to offset the customer transaction at prevailing market prices. The Company seeks to minimize this risk though procedures designed to monitor the credit worthiness of its customers and to monitor the execution practices employed by the clearing agent.

NOTE 10 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2013, the Company had total net capital of $198,838, which was $ 98,838 more than its minimum net capital requirement of $100,000. In addition, the Company's ratio of aggregate indebtedness to net capital was .58 to 1 and its debt to debt-equity ratio was 0% at December 31, 2013. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 11 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

NOTE 12 – SUBSEQUENT EVENT

Subsequent to the recording of activities related to the year 2013, the Company is requesting regulatory approval for the early maturation of the subordinated note due April 30, 2015 in the amount of $350,000. Pursuant to the terms of the Subordination Agreement, the note may not be prepaid as such action could create a net capital deficit. The Company is currently seeking alternate sources of funding to ensure adequate capitalization in order to facilitate the approval of this request.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Total partners' capital qualified for net capital		$ (347,127)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		726,000
Total capital and allowable subordinated liabilities		$ 378,873
Deductions and/or charges:		
Furniture, equipment, and leasehold improvements net		5,626
Other assets		86,386
		92,012
Net capital before haircuts on securities positions		286,861
Haircuts on securities positions:		
State and municipal government obligations		88,023
Net Capital		$ 198,838

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

Payable to Clearing Broker	$ 32,833
Accounts payable and accrued expenses	82,311
Total aggregate indebtedness	$ 115,144

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	$ 100,000
Excess net capital at 1500%	$ 98,838
Excess net capital at 1000%	$ 78,838
Ratio: aggregate indebtedness to net capital	.58 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To the General Partner
Grant Williams, L.P.

Report on the Financial Statements

We have audited the accompanying financial statements of Grant Williams, L.P., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 14, 2014

SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102

GRANT WILLIAMS, L.P.

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-51249

YEAR ENDED DECEMBER 31, 2013

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the General Partner
Grant Williams, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Grant Williams, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Grant Williams, L.P.'s compliance with the applicable instructions of the General Assessment Report (Form SIPC-7). Grant Williams, L.P.'s management is responsible for Grant Williams, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 20, 2014

GRANT WILLIAMS, L.P.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2013

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2013		$1618
Payment schedule:		
SIPC-6	7/25/2013	666
SIPC-7	2/20/2014	952
Balance due		$ 0.00